**MOL Plc.**
Finance

RECEIVED
2005 FEB -8 A 10:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6th January, 2005

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

05005639

Attention: **Special Counsel**
Office of International Corporate Finance

*MOL ~~Magyar Olaj- és Gázipari Rt.~~*
*Rule 12g3-2(b) File No. 82-4224*

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

PROCESSED
FEB 10 2005
THOMSON FINANCIAL

2/10

Enclosure

**MOL Hungarian Oil and Gas Plc.**
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

**www.mol.hu**



# INVESTOR NEWS

6 January 2005

**Mr Ray Leonard has joined MOL to lead its international upstream activities**

MOL Hungarian Oil and Gas Company hereby announces that from the 1st of January 2005 Mr Ray Leonard has joined MOL to lead its international upstream activities. He will serve as key player of the upstream senior management team, reporting to Mr. Zoltán Áldott, the head of MOL's E&P Division.

Mr Leonard is a US citizen and has held a variety of senior positions in the oil industry, notably he was Vice President of Resource Acquisitions for Amoco Eurasia, he served as Vice President of Exploration in First International Oil Corporation and most recently he was a senior Yukos executive serving as Vice President of Exploration and New Ventures in Yukos E&P.

MOL introduced changes at the helm of its Upstream division in September 2004, by nominating Mr Zoltán Áldott, previous Group Chief Strategy Officer of MOL as the new leader of the division. Mr Áldott said on Ray Leonard's joining:

"We are very glad to have Ray join us and we believe that his experience will help MOL to achieve its strategic targets in the international expansion of its upstream portfolio. We know Ray very well from our projects undertaken jointly with Yukos and welcome to see that his vast experiences, knowledge as well as connections in the CIS area other parts of the world will greatly benefit our group."

**For further information, please contact**:


| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |